

January 30, 2023

Zhe Wang
Chief Executive Officer
Tian Ruixiang Holdings Ltd.
Room 1001, 10 / F, No. 25
North East Third Ring Road
Chaoyang District, Beijing
The People's Republic of China

      Re: Tian Ruixiang Holdings Ltd.
          Registration Statement on Form F-3
          Filed January 20, 2023
          File No. 333-269348

Dear Zhe Wang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Robert Arzonetti at (202) 551-8819 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance

cc: Ying Li, Esq.